Securities and Exchange Commission
February 25, 2013

February 25, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins
Luna Bloom
Jan Woo

Re:	Epicor Software Corporation
Form 10-K for Fiscal Year Ended September 30, 2012
Filed on December 12, 2012
File No. 333-178959

Ladies and Gentlemen:

Epicor Software Corporation (“Epicor,” “we,” “our” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 8, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended September 30, 2012 (the “Form 10-K”). For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Form 10-K for Fiscal Year Ended September 30, 2012 Risk Factors, page 12

1.
We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. Please confirm that you will include a risk factor in future filings that alerts potential investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after

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February 25, 2013

the year that your registration statement becomes effective. If you intend to continue to file periodic reports pursuant to your obligations under the Indenture, provide appropriate disclosure that you will be a “voluntary filer.”

The Company respectfully advises the Staff that it does not have any current plans to file a registration statement under the Securities Exchange Act of 1934, as amended. However, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the indenture governing the Company’s 8 5/8% senior notes due May 1, 2019 (“senior notes,” or the “notes”) requires the Company to file with the Commission periodic reports in each case, in a manner that complies in all material respects with the requirements specified in such form. Accordingly, the Company will have a contractual obligation to continue filing periodic reports as long as the senior notes remain outstanding (unless the indenture is amended to remove such requirement) regardless of the fact that the Company’s periodic reporting responsibilities under the Securities Exchange Act have terminated and the Company is a voluntary filer.

In response to the Staff’s comment, the Company proposes to include a risk factor in its future filings substantially as follows:

Epicor is a “voluntary filer” with the SEC which may reduce the information you have access to regarding the Company, its controlling stockholders and certain transactions.

The Company is a “voluntary filer” with the SEC and is not required by the rules and regulations of the SEC to continue filing current and periodic reports. In accordance with the terms of the indenture governing its senior notes, the Company files an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K in a manner that complies in all material respects with the requirements specified in such form. However, the Company is not a fully reporting company that is subject to review under Section 408 of the Sarbanes-Oxley Act of 2002 and is not subject to certain other statutory provisions such as prohibitions on personal loans to directors and executive officers, the requirement to have a fully independent audit committee and the requirement to disgorge profits following an accounting restatement. Furthermore, the Company is not subject to the going private rules and certain tender offer regulations, and the beneficial holders of the Company’s securities do not need to report on acquisitions or dispositions of the Company’s securities or their plans regarding their influence and control over the Company, nor is the Company required to distribute proxy materials in connection with its annual meeting. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act exempted issuers other than large accelerated filers and accelerated filers from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Finally, the Company’s securities are not listed on an exchange and, accordingly, the Company is not subject to the corporate governance requirements set forth in the listing rules of

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February 25, 2013

NASDAQ, the New York Stock Exchange or any other exchange. Therefore, the Company’s status as a voluntary filer reduces investors’ rights to access significant information regarding the Company and its controlling stockholders and limits the governance requirements to which the Company is subject.

If we experience shortages of delays in the receipt of equipment..., page 23

2.
We note your disclosure that you rely on a single supplier or a limited number of suppliers for some of the products and software license included in your business management solutions. To the extent you are materially dependent on limited and single source suppliers, such as Dell, Inc., you should include in the business section a discussion regarding your reliance on suppliers as well as a brief description of the material terms of the agreements. Further, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that it regularly analyzes all of its suppliers, to determine whether the Company is substantially or materially dependent on such supplier and whether the applicable contract should be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. With respect to the suppliers for our products and software licenses included in our business management solutions, the Company analyzed the suppliers based on a number of factors, including the specific business management solutions in which the products or licenses are contained or used, the revenue the Company derives from such business management solutions, the difficulty and time required to replace a supplier of a product or software license in the event the need to do so arises and our dependence on the product or software license in our ongoing and future business. With respect to Dell specifically, the Company’s revenue from Dell hardware sales was approximately 1% of the Company’s total revenue in fiscal year 2012. Further, the Company believes that other similar hardware providers such as Hewlett-Packard Company or Lenovo could replace Dell’s products in a relatively short period if Dell was unable or unwilling to supply the Company with its products. Accordingly, while the Company may experience short-term shipment delays and certain increased costs in the event certain suppliers need to be replaced, after analysis of the facts, the Company does not believe that such consequences would be material to the Company as a whole over the long term and concluded that it was not materially dependent on such suppliers and, accordingly, does not believe the applicable contracts are required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company advises the Staff that, consistent with past practice, it will periodically review its supply agreements and, to the extent it believes that it is materially dependent on any single supplier or limited source suppliers, it will include additional disclosure in its business section as well as consider filing the applicable contract in accordance with Item 601 of Regulation S-K.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

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February 25, 2013

Results of Operations

Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

3.
We note that your results of operations discussion is based on combined financial information for fiscal 2011 rather than including a comparison of the company’s historical results pursuant to Item 303(a) of Regulation S-K. An analysis of such combined financial information, while useful to investors, should supplement a discussion of the historical financial statements and should not be presented with greater prominence. Please tell us your consideration to include a comparison of historical financial statements for all periods presented, as required by Item 303(a) of Regulation S-K.

The Company respectfully advises the Staff that on May 16, 2011, a new combined company was established which includes the results of two separate companies Activant Group, Inc. (“Activant”) and Epicor Software Corporation (“Epicor”). The timing of this transaction resulted in two reporting periods for the twelve month period of October 1, 2010 through September 30, 2011. These reporting periods were Inception (May 16, 2011) to September 30, 2011 (“Successor”) and October 1, 2010 to May 15, 2011 (“Predecessor”). The Inception to September 30, 2011 period included the results of the new combined company while the October 1, 2010 to May 15, 2011 period includes the Predecessor (Activant) only.
The Company believes that a discussion comparing the Successor’s results of operations for the fiscal year ended September 30, 2012 to the four and one half month period from Inception to September 30, 2011 would not be meaningful to investors, because the principal reason for all of the differences in results is the comparison of a four and one half month period with a twelve month period. Furthermore, Epicor believes that a discussion comparing the Successor’s results of operations for the fiscal year ended September 30, 2012 with the Predecessor’s results of operations for the period from October 1, 2010 to May 15, 2011 would not be meaningful to investors, because the principal reasons for all of the differences in results are that the Successor period includes the results of the combined Company while the Predecessor period does not, and that the Predecessor period is seven and one half months, while the Successor period is twelve months. Epicor also notes that the historical financial results for the period of Inception to September 30, 2011 and the Predecessor’s results from October 1, 2010 to May 15, 2011 are presented in Management’s Discussion and Analysis so that a reader can clearly see how the combined results were determined.
Epicor believes that disclosing certain combined historical financial information is beneficial to investors because it provides an easily understood discussion of the results of operations and provides the investor with information from which to analyze Epicor’s financial results in a manner which is more consistent with the way management review and analyze Epicor’s results of operations. In addition, the combined results provide investors with a means to make a more meaningful comparison between the

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February 25, 2013

fiscal year ended September 30, 2011, for example, and future fiscal years than would be possible if only separate predecessor and successor periods were shown. Furthermore, Epicor believes that the presentation and discussion of combined predecessor/successor financial results is consistent with debt exchange offer prospectuses of other SEC registrants. See, e.g., Clear Channel Communications, Inc. Registration Statement on Form S-4 (File No. 333-158279), declared effective by the Commission on April 20, 2009, and Thermon Industries Inc. Registration Statement on Form S-4 (File No. 333-168915), declared effective by the commission on December 13, 2010.

4.
Further, you state that the combined financial information does not reflect all adjustments that would be required if the results for fiscal 2011 were reflected on a pro forma basis but rather the amounts are simply the arithmetic sum of the predecessor and successor amounts. The combined financial information should be in a format consistent with Article 11 of Regulation S-X and include all of the relevant pro forma adjustments required by such Rule. Please tell us how you considered presenting the combined financial information in such a format.

The Company respectfully advises the Staff that we considered the Reg. S-K Item 303 guidance in determining the most useful presentation to an investor for our discussion of results of operations and concluded that full pro forma financial statements are not required to be disclosed and, if disclosed, should not be presented as the prominent source of our discussion of results of operations.
Additionally, we considered supplementing our comparison of the historical combined financial statements with a less prominent presentation of pro forma financial information. We concluded that supplementally including pro forma financial statements would potentially be confusing to investors as a result of having to include significant discussion of how the pro-forma financial information was prepared as well as descriptions of all of the pro-forma adjustments.
In search for alternatives, we considered the combined financial statements included in debt exchange offer prospectuses of other SEC registrants. We noted that the Clear Channel Communications, Inc. Registration Statement on Form S-4 (File No. 333-158279), declared effective by the Commission on April 20, 2009, and Thermon Industries Inc. Registration Statement on Form S-4/A (File No. 333-168915), declared effective by the commission on December 13, 2010, both only contained combined financial information. The discussions of combined financial information contained in these prospectuses appeared to be the most useful presentation.
After considering the above, we concluded that it was most useful to an investor to base our discussion of results of operations solely on our combined financial information.

Liquidity and Capital Resources

Cash Flows, page 50

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5.
Your discussion of cash flows from operating activities repeats items that are readily determinable from the financial statements and therefore, does not contribute substantively to an understanding of your cash flows. Please revise your disclosures to address material changes in the underlying drivers that affect your operating cash flows. We refer you to Section IV.B.1 of SEC Release 33-8350.

The Company respectfully advises the Staff that within the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K, our discussions regarding total revenues, acquisition related costs, interest expense and income tax expense (benefit) highlight material changes to the business which would also result in material changes to our cash flow from operating activities. In future filings, we will enhance our liquidity and capital resources section to reflect the drivers of cash flow from operating activities and the reasons for changes in cash flows from operating activities.

6.
We note the various references on page 51 to “Non-GAAP Predecessor/Successor Combined” amounts for the year ended September 30, 2011. As previously noted, if you determine that a supplemental analysis of pro forma information is relevant, it would be inappropriate to simply combine information for the pre and post-transaction periods without reflecting the adjustments required by Article 11 of Regulation S-X. Also as noted above, such analysis should not be presented with greater prominence than the discussion of the historical financial information. As currently presented, your liquidity discussion does not appear to be consistent with Article 11 of Regulation S-X and further it is unclear to us how your pro forma liquidity discussion benefits investors. Please tell us how you considered revising your disclosure to give prominence to a liquidity discussion based on the historical financial statements and supplementally providing pro forma cash flow information consistent with Article 11 of Regulation S-X, explaining why you believe such supplemental disclosure is appropriate. Alternatively, consider removing the disclosure regarding the Non-GAAP Predecessor/Successor Combined amounts.

The Company respectfully advises the Staff that it believes that a discussion comparing the Successor’s liquidity for the fiscal year ended September 30, 2012 to the four and one half month period from Inception to September 30, 2011 would not be meaningful to investors, because the principal reason for all differences is the comparison of a four and one half month period with a twelve month period. Furthermore, Epicor believes that a discussion comparing the Successor’s liquidity for the fiscal year ended September 30, 2012 with the Predecessor’s liquidity for the period from October 1, 2010 to May 15, 2011 would not be meaningful to investors, because the principal reasons for all of the differences are that the Successor period includes cash flows of the combined Company while the Predecessor period does not, and that the Predecessor period is seven and one half months, while the Successor period is twelve months.
Epicor believes that discussing certain combined historical liquidity information is beneficial to investors because it provides an easily understood discussion of liquidity and provides the investor with

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February 25, 2013

information from which to analyze Epicor’s liquidity in a manner which is more consistent with the way management review and analyze Epicor’s liquidity. In addition, the combined results provide investors with a means to make a more meaningful comparison between the fiscal year ended September 30, 2011, for example, and future fiscal years than would be possible if only separate predecessor and successor periods were shown.
We considered the Reg. S-K Item 303 guidance in determining the most useful presentation to an investor for our discussion of liquidity and concluded that full pro forma financial statements are not required to be disclosed and, if disclosed, should not be presented as the prominent source of our discussion of cash flows.
Additionally, we considered supplementing our discussion of liquidity with a less prominent presentation of pro forma cash flows. We concluded that supplementally including pro forma cash flows would potentially be confusing to investors as a result of having to include significant discussion of how the pro-forma cash flows information was prepared as well as descriptions of all of the pro-forma adjustments.
In search for alternatives, we considered the combined financial statements included in debt exchange offer prospectuses of other SEC registrants. We noted that the Clear Channel Communications, Inc. Registration Statement on Form S-4 (File No. 333-158279), declared effective by the Commission on April 20, 2009, and Thermon Industries Inc. Registration Statement on Form S-4/A (File No. 333-168915), declared effective by the commission on December 13, 2010, both only contained combined financial information. The discussions of combined financial information contained in these prospectuses appeared to be the most useful presentation.
After considering the above, we concluded that it was most useful to an investor to base our discussion of liquidity solely on our combined financial information.

Critical Accounting Policies

Income Taxes, page 55

7.
We note that you disclose the amount of cash held in foreign jurisdictions whose earnings are deemed permanently reinvested and accordingly you do not plan to repatriate those funds to the U.S. As this appears to be a significant portion of your cash as of September 30, 2012, please tell us your consideration to include this disclosure as part of your liquidity discussion on page 48 along with a discussion regarding the potential tax impact should you need to repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

The Company respectfully advises the Staff that 49% of our cash at September 30, 2012, is located in foreign jurisdictions, of which 40% may be repatriated through repayment of outstanding

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February 25, 2013

intercompany loans owed to our U.S. subsidiaries by our foreign subsidiaries.  Therefore, there would be no incremental U.S. tax expense to utilize such loan proceeds in the U.S as we intend to repay these loans. The remaining 60% of our foreign cash is deemed to be permanently reinvested to be used to cover working capital requirements of our foreign jurisdictions as well as to finance growth and investment in our foreign operations. Management considers the working capital needs of the U.S. operations, including servicing our debt obligations, when planning to reinvest foreign earnings outside of the U.S. In future filings, the Company will include a discussion of the impact of management’s plans to permanently reinvest certain foreign earnings in our liquidity discussion.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policy Information

Revenue Recognition, page 67

8.
Please tell us your consideration for expanding your disclosures to describe the type of services included in the “Services” line item in your consolidated statements of comprehensive income (loss), consistent with your disclosures on page 31. Also, tell us how much revenue was derived from each of the software-as-a-service arrangements (“SaaS”) and maintenance agreements. Further, with regards to SaaS arrangements, please consider describing here the nature of these arrangements, including typical subscription terms and billing frequency. Lastly tell us the amount of deferred revenue that is related to the SaaS arrangements and whether such amounts reflect the total amount due for the entire term.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, we intend to expand on our description of the sources of Services revenue in the revenue recognition section of our Basis of Presentation and Accounting Policy Information footnote, similar to what has been presented in our Management’s Discussion and Analysis on Financial Condition and Results of Operations.
During the fiscal year ended September 30, 2012, our revenue derived from maintenance agreements was approximately 46% of our total revenues and 82% of our services revenues
We supplementally advise the Staff that during the fiscal year ended September 30, 2012, our revenue derived from Software as a Service (“SaaS”) agreements represented approximately 0.3% of our total revenues and 0.5% of our services revenues. At September 30, 2012 there was $3.2 million of deferred revenue related to SaaS agreements, which represents amounts collected in advance of services being provided. The $3.2 million of deferred revenue relating to SaaS agreements represents approximately 2.5% of total deferred revenue at September 30, 2012, and does not necessarily represent the entire amount due for the subscription term. We believe that the percentages above are not material for disclosure purposes, and as such, we have not included a description of our SaaS arrangements in our

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Form 10-K for the year ended September 30, 2012. We supplementally advise the Staff that our SaaS subscription terms typically range from one to three years and we invoice our services on a monthly, quarterly and annual basis depending on the terms of our agreements. Should SaaS revenue become material in the future, we will include SaaS revenues in the description of services revenues in the footnotes to our financial statements, including typical subscription terms and billing frequency.

9.
We note your revenue recognition policy for multiple element arrangements with non-software elements. Please tell us the percentage of revenue generated from these types of arrangements and the typical elements they include. Further, we note you allocate revenue to each deliverable based on their relative selling price using a hierarchy of VSOE, third-party evidence and estimated selling price. Please tell us how frequently you use estimated selling price to allocate revenue in these arrangements and to the extent you use it frequently, tell us your consideration to expand your disclosures to better describe how you determine estimated selling price.

The Company respectfully advises the Staff that multiple-element arrangements with non-software elements (i.e. sales without any software element) accounts for less than 5% of our total revenue. We use estimated selling price for the majority of these arrangements. Multiple-element arrangements with non-software elements typically consist of two or more of the following: hardware, SaaS subscriptions, installation and network services and consulting services. VSOE is used for installation and network services, and consulting services. ESP is used for hardware and SaaS subscriptions
We determine our ESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, desired gross profit margins, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales, any customization included in the contract and contract prices. The determination of ESP is made through consultation with and approval by our management. As our go-to-market strategies evolve, we may modify pricing practices in the future, which could result in changes in relative selling prices, including both VSOE and ESP.
In our future filings we will expand our disclosure on how we determine estimated selling price to include the paragraph above.

Note 4. Goodwill, page 79

10.
We note that based on your July 1, 2012 goodwill impairment analysis, you determined that the fair value exceeded the carrying value for each reporting unit. In addition, you did not note any indicators that goodwill was impaired as of September 30, 2012. As such, please explain further your statement where you indicate “[i]f such conditions exist in the future, we may be required to record impairment and such impairments, if any, may be material.” Tell us what conditions you are referring to and explain further how they impacted your analysis and conclusions.

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The Company respectfully advises the Staff that the conditions referred to in the referenced statement that are possible indicators of impairment and that could require future impairments of goodwill are as follows:
• Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets
• Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for an entity‘s products or services, or a regulatory or political development
• Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows
• Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods
• Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation
• Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit
As of September 30, 2012, none of the above indicators of impairment were present. We performed our annual goodwill impairment test as of July 1, 2012, and we noted that the fair value of each of our reporting units exceeded their carrying value. We did not note a significant change in any of the above factors between July 1, 2012, the date of our annual impairment test, and September 30, 2012, our fiscal year end. As a result, we did not note any indicators of goodwill impairment through September 30, 2012.

11.
We note that in the fourth quarter of fiscal 2012 you recorded a $9.3 million out-of period adjustment to the purchase price allocation related to the Acquisitions. We further note that you determined this adjustment was immaterial to your prior period financial statements for fiscal 2011 or any of the quarters in fiscal 2012. It is not clear to us how you arrived at your conclusion as the quantitative impact of this adjustment appears to be significant. Please provide us with your materiality analysis that supports your conclusion. Please ensure that your

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response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other qualitative factors considered. We refer you also to the guidance in SAB 108.
The Company respectively advises the Staff that the $9.3 million out-of period adjustment to the purchase price allocation related to the acquisitions of Activant and Epicor that closed on May 16, 2011 (third quarter of fiscal year 2011). The measurement period for purchase accounting of these acquisitions was finalized during the third quarter of fiscal year 2012. In the fourth quarter, the Company identified this out-of-period adjustment. The Company concluded this adjustment was an error as defined by ASC 250 in the original purchase price accounting and thus recorded a balance sheet entry to correct this error, which resulted in a $9.3 million increase to income tax liabilities assumed and a corresponding decrease to goodwill. This balance sheet entry was retrospectively recorded in the Company’s September 30, 2011 balance sheet included in its fiscal year 2012 Form 10-K.
In evaluating this out-of-period adjustment from a quantitative basis, the Company considered the following analysis:

$ in millions	Twelve months ended	Three months ended	Three months ended	Three months ended	Twelve months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011

Amount of error	$ --	$9.3	$9.3	$9.3	$9.3

Total assets reported	$2,430.1	$2,440.7	$2,465.3	$2,455.3	$2,470.0
% of total assets	0%	0.4%	0.4%	0.4%	0.4%
Total liabilities reported	$1,877.3	$1,882.3	$1,901.2	$1,886.1	$1,882.3
% of total liabilities	0%	0.5%	0.5%	0.5%	0.5%

The percentage impact to total assets or total liabilities was < 1% in all time periods above. Therefore, the Company concluded from a quantitative basis that the impact of this out-of-period adjustment was not material.
From a qualitative basis, the Company considered the following relevant factors as outlined in ASC 250-10-S99-1:

•	The misstatement did not mask a change in earnings or other trends.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations.

•	The misstatement did not change a loss into income or vice versa.

•	The misstatement did not have the effect of increasing management’s compensation.

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•	The misstatement did not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

•	The misstatement did not affect our compliance with regulatory requirements.

•	The misstatement did not affect our compliance with loan covenants or other contractual requirements.

•	The misstatement did not involve concealment of an unlawful transaction.
The Company concluded that none of the qualitative factors above were significantly impacted by the out-of-period adjustment. Additionally, the misstatement was not pervasive throughout the financial statements. Accordingly, the Company concluded this out-of-period adjustment was not material from a qualitative basis.

Note 9. Income Tax, page 87

12.
We note from the table on page 89 that a foreign subsidiary issued dividends in fiscal year 2012 and the period from inception to September 30, 2011. Please tell us how this dividend is consistent with your statement on page 88 that there are no plans to repatriate earnings from foreign subsidiaries or your disclosure on page 56, where you note you do not plan to repatriate cash held in foreign jurisdictions.

The Company respectfully advises the Staff that the amounts labeled foreign dividends in the table on page 89 (the “Foreign Dividends”) were not legal distributions repatriating cash to the U.S. and therefore are not inconsistent with our ASC 740 permanently reinvested earnings position. The Foreign Dividends constitute amounts of foreign earnings that are currently taxed in the U.S. under the Controlled Foreign Corporation Regime set forth in the Internal Revenue Code sections 951 through 960. The Controlled Foreign Corporations Regime subjects certain earnings to current taxation in the U.S. despite the fact that such earnings have not been repatriated to the U.S. In future filings, we will clearly identify such income items as U.S. income inclusions under the Controlled Foreign Corporation Regime.

13.
We also note the line item titled “Other permanent differences.” Please provide us with a breakdown of the individual items that comprise this line item and tell us your consideration to separately disclose any significant items included therein.

The Company respectfully advises the Staff that it presented certain individual permanent differences that it believed to be immaterial collectively as “Other permanent differences.” The line item detail of Other permanent differences is as follows (in thousands):

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Meals and entertainment	$573
Share-based compensation	2,728
Foreign taxes	517
Other*	189
Total	$4,007

* “Other” comprises 10 individual differences, none of which exceeds $+/- 200, individually.

In accordance with ASC 740 and Regulation S-X Article 4-08(h)(2) and (h)(3), public companies should report separately any reconciling item that has an impact on the income tax rate of five percent or greater. With hindsight, stock based compensation should have been listed as a separate reconciling item. In future filings, we will disclose individually all reconciling items that have a five percent or greater impact on our income tax rate.

Note 10. Restricted Partnership Unit Plan and Stock Based Compensation Plans, page 91

14.
Please provide a breakdown of the compensation expense recognized during fiscal 2012 for each of your annual units, performance units and exit units and ensure that you reconcile such amounts to the $8.3 million of total compensation expense as disclosed on page 94. Also, please provide the calculations that support such expense as well as the unrecognized compensation expense at September 30, 2012 for each of these unit categories.

The Company respectfully advises the Staff that the first summary table below details our share-based compensation expense and unrecognized compensation cost for our annual units, performance units and exit units for the year ended September 30, 2012 and the second summary table provides the calculations that support our share-based compensation expense and unrecognized compensation expense:

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Epicor Software Corporation
Breakdown of Share Based Compensation Expense by Type
Fiscal Year Ended September 30, 2012
($ in thousands)		Unrecognized
		Compensation
Type of Unit	Expense	Expense
Annual Units	$6,245	$4,454
Performance Units	2,063	-
Exit Units	-	5,298
Total	$8,308	$9,752

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Epicor Software Corporation
Calculation of Stock Compensation Expense
Year Ended September 30, 2012

Calculation Row Reference		Calculation	Service	Performance	Exit	Total
Vested Units at 9/30/12	a		3,366,911	2,090,942	-	5,458,144
Unvested Units at 9/30/12	b		8,160,683	-	8,648,261
Percent of Expense Recognized for Unvested Units (Net of Forfeitures)	c		36%	0%	0%
Value Per Unit	d		$0.9868	$0.9868	$0.7668	$0.9868

Total Expense - Vested Units (in thousands)		a * d	$3,322	$2,063	-	$5,385
Total Expense - Unvested Units (in thousands)	e	b * c * d	2,923	-	-	2,923
Total Expense (in thousands)			$6,245	$2,063		$8,308

Total Percentage Expected to Vest for Unvested Units	f		92%	N/A	80%
Total Expected Expense for Unvested Units (in thousands)	g	b * d * f	$7,377	-	$5,298	$12,675

Unrecognized Compensation Expense (in thousands)		g - e	$4,454	$ -	$5,298	$9,752

Note 18. Guarantor Consolidation

15.
We note that your Senior Notes are fully and unconditionally guaranteed by each of your wholly-owned domestic subsidiaries. We further note that on page 126 of the Form S-4 filed on January 11, 2012 you provided a discussion of the provisions under which the guarantees will terminate such that the subsidiary guarantee will be released from their obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantee in your Form 10-K in order to more accurately describe the qualifications to the subsidiary guarantors.

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The Company respectfully advises the Staff that in future filings with the Commission, it proposes to revise the disclosure in the notes to its consolidated financial statements (Footnote 6 in the Form 10-K) be revised substantially as follows, adding the language set forth in bold and underline:

Senior Notes Due 2019

On May 16, 2011, we issued $465.0 million aggregate principal amount of 8.625% senior notes due 2019 (“senior notes”). Each of our material wholly-owned domestic subsidiaries, as primary obligors and not merely as sureties, have jointly and severally, irrevocably and unconditionally, guaranteed, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration, or otherwise, of all of our obligations under the senior notes. Notwithstanding the foregoing, a senior note guarantee by a wholly-owned subsidiary guarantor will terminate upon:

1.
a sale or other disposition (including by way of consolidation or merger) of the capital stock of such guarantor or the sale or disposition of all or substantially all the assets of the guarantor (other than to us or one of our restricted subsidiaries) otherwise permitted by the senior note indenture,

2.
the designation in accordance with the indenture of the guarantor as an unrestricted subsidiary or the occurrence of any event after which the guarantor is no longer a restricted subsidiary as defined in the senior note indenture,

3.	defeasance or discharge of the senior notes,

4.	to the extent that such guarantor no longer guarantees any other Company indebtedness, such as a release of such guarantor’s guarantee under the Company’s 2011 credit agreement, or

5.	upon the achievement of investment grade status by the senior notes as described in the senior note indenture; provided that such senior note guarantee shall be reinstated upon the reversion date.
The senior notes are our unsecured senior obligations and are effectively subordinated to all of our secured indebtedness (including the 2011 credit agreement); and senior in right of payment to all of our existing and future subordinated indebtedness.

Executive Compensation, page 125

16.
We note that you have only identified four named executive officers in the executive compensation discussion. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the company’s three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year. Please tell us how you determined that the other individuals listed on the company’s website under “Executive Management Team,” including the Executive Vice Presidents, are not executive officers within the

Securities and Exchange Commission
February 25, 2013

definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.
The Company respectfully advises the Staff that the Company has a relatively condensed reporting structure and, as such, the employees listed on the Company’s website under “Executive Management Team” are the direct reports of the Chief Executive Officer, but do not necessarily meet the definition of “executive officer” as defined in Rule 405 under the Securities Act (“Rule 405”) and Rule 402(a)(3) of Regulation S-K. Further, the Company notes that the title of “Executive Vice President” or “Senior Vice President” is, in many cases, a legacy of the individual’s title at Activant or Epicor, as applicable, and such title does not signify that the individual is the head of a business unit or a significant policy maker with respect to the Company as a whole, particularly following the combination of Activant and Epicor.
The Company is aware of the definition of “executive officer” as set forth in Rule 405 and, in accordance with that definition, determined that for fiscal year 2011 and as of the beginning of 2012, it had four executive officers: (a) Pervez Qureshi (CEO), (b) Kathleen Crusco (CFO), (c) Kevin Roach (Executive Vice President and General Manager, ERP Americas) and (4) Paul Salsgiver (Executive Vice President and General Manager, Retail). In February 2012, Keith Deane, Senior Vice President and General Manager, EMEA, joined the Company and was determined to be an executive officer within the meaning of Rule 405 given his role with respect to the Company’s business in EMEA and policy-making role for that region and unit of operations.
The Company advises the Staff that in the fourth quarter of fiscal 2012, the Company reorganized its segments and applicable reporting lines and, accordingly, experienced a management transition with respect to certain business units. During the fourth quarter of fiscal 2012, the Company changed the composition of its reportable segments by dividing its Retail reportable segment into two separate reportable segments, the Retail segment was reorganized into two groups, Retail Solutions and Retail Distribution. Prior to the reorganization, the Company’s reportable segments were ERP and Retail and the head of each segment was treated as an executive officer. The Company considers its reportable segments its principal business units.
As a result of the reorganization, Mr. Salsgiver became head of Retail Solutions and Mr. Craig McCollum became head of Retail Distribution. The Company filed a Current Report on Form 8-K on May 22, 2012 announcing that, as a result of the reorganization, Mr. Salsgiver would no longer meet the definition of executive officer as his responsibilities in his new role were reduced and the Company did not believe that he continued to meet the definition of “executive officer” as defined in Rule 405. Similarly, the Company did not believe that Mr. McCollum met the definition of executive officer as he was a new employee and his role as head of Retail Distribution was in the process of being defined. Following the reorganization, through the end of fiscal 2012, the Company’s management structure was in transition and the Company did not believe that either Mr. Salsgiver or Mr. McCollum served a policy

Securities and Exchange Commission
February 25, 2013

making function with respect to his respective business unit. Accordingly, for purposes of fiscal year 2012, the Company determined that the only persons serving as executive officers as of the end of the year were Messrs. Qureshi, Roach and Deane and Ms. Crusco.
In accordance with the rules and regulations of the Commission, the Company reviews its list of “executive officers” and determines its named executive officers on an annual basis and, as such, will review the duties and responsibilities of its management team in light of the Company’s business to determine which individuals are “executive officers” as defined in Rule 405 for purposes of future disclosures.

17.
We note that you have not provided a quantitative discussion of the two performance targets, revenue and EBITDA, used to award performance-based incentive bonuses to your named executive officers. Please disclose the quantitative targets for each performance measure in the response letter and confirm that you will provide this information in future filings. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure interpretation Question 118.04.

The Company respectfully advises the Staff that the Company’s Incentive Bonus Plan (the “IB Plan”) is funded based on achievement of two performance targets, the Company’s revenue and EBITDA. In fiscal 2012, the payouts under the IB Plan for Mr. Qureshi and Ms. Crusco were also determined solely based on the Company’s achievement of the revenue and EBITDA targets. While the Company believes that disclosure of the targets, even on a historical basis, could provide competitors with insight into the Company’s internal operating models and business strategies, particularly over time, the Company acknowledges and understands the Staff’s position with respect to historical performance objectives and will provide information about historical Company-level targets in future filings. For purposes of 2012, the Company-level revenue and EBITDA targets under the IB Plan were as follows (in millions):

	Target Range
	Low	Goal	High
Revenue [1]	$859	$895	$948
EBITDA [2]	$203	$218	$239

Securities and Exchange Commission
February 25, 2013

1 Revenue is based upon revenue without the impact of deferred revenue purchase accounting adjustments.
2 EBITDA target is based upon internal management calculation of EBITDA.

The Company advises the Staff that the IB Plan could be funded and payouts could be made at 100% of target funding based on a combination of actual achievement of the EBITDA and revenue targets, with pro-ration for actual achievements which fall at specified levels in between the specific revenue and EBITDA achievement targets. For example, achievement of the low point of the revenue target and the high point of the EBITDA target would result in funding at 100%.
The Company, however, advises the Staff that in fiscal 2012, the payouts under the IB Plan for Messrs. Roach and Deane were weighted 30 percent based upon a combination of revenue and EBITDA at the Company level and 70 percent based upon a combination of revenue and EBITDA at their respective business unit level. The Company expects that it will establish similar business unit level targets for certain executive officers under its future bonus plans. The Company believes that disclosure of the business unit level targets, even on a historical basis, would result in competitive harm to the Company unless the historical financial results are disclosed as part of our required segment reporting in our financial statements. We have been able to establish revenue and EBITDA measures internally that closely relate to each executive officer’s individual scope of responsibility. Externally, we report revenue and EBITDA on a consolidated basis, revenue at a geographic level and revenue and contribution margin at the reporting segment level, but we only report EBITDA at the consolidated company level. We do not report any other results at the business unit or other levels that we also measure internally. Understanding details of business unit performance, including revenue and profitability, that has not otherwise been available to our competitors or customers would provide them with information that could be used to our competitive disadvantage and could lead to a decline in the Company’s financial performance in the future. Examples of these types of inferences, whether true or not, that competitors, vendors and even customers and channel partners might make based upon such information could include the following: that the Company is entering into or beginning to emphasize a new product or service area, that the Company is not profitable or sufficiently profitable in a certain area and therefore, might not be commercially viable in that area and that such “weakness” could be exploited, that the Company is significantly profitable in certain areas and that profitability should be “attacked”, that a change in the level of profitability in an area from year to year has occurred based on the goal changing, or that what appears to be a change in level of profitability signals a different level of investment from the past, and other inferences all of which would be based on highly incomplete information extrapolated from the targets but which nonetheless could be used to damage the Company’s competitive position.
While our internal measures are meaningful to us and help drive accountability for revenue and profit at a more individualized level, they are not measures that we have published or intend to publish as part of our regular financial reporting or disclosures to our investors. We do not believe that the existence of these measures should create disclosures above and beyond what we provide in the periodic reports and other disclosures we file with the Commission. Further, we do not believe that, in light of all of the information provided regarding the Company’s financial results and the compensation of our executives,

Securities and Exchange Commission
February 25, 2013

that disclosure of individual performance targets at the business unit level would be material to an investment decision or that it would significantly alter the total mix of information available.

18.
You state that compensation for the executives has been determined on an annual basis using “compensation survey data representing the pay practices of a broad set of companies in a comparable industry and size” and that you generally reference the 50th percentile of this group of companies. It appears that you may be benchmarking your compensation in part by using compensation data about other software companies with similar revenue levels as a reference point in part to base, justify or provide a framework for your compensation decisions. Accordingly, it appears that you should disclose the component companies in these surveys. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and provide this information in your response letter or advise why you believe that this information is not required.

The Company respectfully advises the Staff that it has reviewed the Commission’s guidance cited above and confirmed the manner in which the executive compensation committee (the “Compensation Company”) reviewed and used third-party market data. During 2012, as disclosed on page 127 of the Form 10-K, the Compensation Committee reviewed aggregate data relative to the following groups of companies (i) an overall group of companies across a variety of industries, (ii) software companies with revenue between $200 million and $1 billion, (iii) software companies with revenue over $1 Billion, and (iv) a select group of ERP and Software companies reporting revenues ranging from 50% to 200% of Epicor reported revenues (such companies, collectively, the "peer group"). All of the data is derived from the Radford Executive Survey which contains publicly reported data from over 1,600 companies. The group of companies referenced in the peer group has generally changed from year to year and is expected to change in the future. For the Staff’s reference, the 2012 peer group is attached to this letter as Exhibit A. The Compensation Committee is presented with aggregate data from each of the groups, such as the mean and median salary and total cash compensation paid for identified executive positions. The data is presented to the Compensation Committee on an aggregate basis only and the Compensation Committee is only aware of the qualitative nature of the companies in the survey (e.g. software companies with revenue between $200 million and $1 billion). No survey is given any particular weight or importance and the Compensation Committee does not review company-specific data.
The Compensation Committee reviews survey data, as part of its assessment of the general competitiveness of its salary and total cash compensation opportunity to help the Compensation Committee ensure that its compensation packages are reasonably competitive. In fiscal year 2012, for purposes of evaluating the salary and total cash compensation opportunity for each of the Company’s executives, the Compensation Committee was presented with information about the salary and total cash compensation amounts in the 50th percentile. However, each executive’s salary and total cash compensation was not targeted at any specific percentile and the survey data served only as a reference point in a discussion that also included the executive’s performance, tenure with the Company, overall experience, and job responsibilities

Securities and Exchange Commission
February 25, 2013

The Company believes that its disclosure regarding the Compensation Committee’s use of the survey data reflects the limited scope in which the Compensation Committee considers this data. However, in the future, the Company will disclose the companies that comprise its peer group (i.e. for fiscal 2012, the companies set forth on Exhibit A).

19.
In your response letter, please provide all of the disclosure regarding director compensation required by Item 402(k) of Regulation S-K and confirm that you will provide this information in future filings. It appears that you disclosed the number of restricted units granted to some of your directors but did not disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

The Company respectfully advises the Staff that its director compensation was disclosed on page 136 of the Form 10-K. However, the Company acknowledges that the grant date fair value of the restricted units granted to Messrs. Gyenes and Walker was inadvertently omitted and the disclosure was not in the format required by Item 402(k) of Regulation S-K. The Company confirms that it will disclose its director compensation in accordance with Item 402(k) of Regulation S-K in future filings.

The Company advises the Staff that its director compensation for fiscal year 2012 was as follows:

Director Compensation
In fiscal year 2012, we began paying our independent directors, Messrs. Gyenes and Walker, an annual director fee of $50,000 as well as an annual committee fee of $20,000 for each committee on which a director services. Each of Mr. Gyenes and Walker received cash fees totaling $70,000 in fiscal year 2012. In addition, during fiscal 2012, we granted 342,334 Restricted Units in Eagle Topco to each of Messrs. Gyenes and Walker. As of September 30, 2012, 85,584 of each director's RUs are vested and 256,750 of each director's RUs are unvested. The unvested units vest in 11 equal quarterly installments from November 16, 2012 through May 16, 2015 based on completion of service by the directors. We reimburse non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors.

Director compensation for fiscal year 2012 was as follows

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total
Peter Gyenes	$70,000	$337,815	$407,815
Paul Walker	$70,000	$337,815	$407,815

Securities and Exchange Commission
February 25, 2013

1 The amounts in this column reflect the full grant date fair value of equity awards granted within respective fiscal year computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See note 10 of our consolidated financial statements for further information regarding the assumptions used in the valuation.

Certain Relationships and Related Party Transactions and Director Independence
Policies and Procedures for Review and Approval of Related Party Transactions, page 140

20.
In future filings, please describe the policies and procedures for the review, approval, or ratifications of any related party transaction and a statement of whether these policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

The Company respectfully advises the Staff that it has disclosed its policies and procedures for review of related party transactions on pages 140-141 of the Form 10-K. The Company supplementally advises the Staff that the written charter of the Audit Committee of the Board of Directors specifies that the Audit Committee is responsible for reviewing and approving all related party transactions and all transactions disclosed in the Form 10-K were reviewed and approved by the Audit Committee in accordance with the charter. In future filings, the Company will include a statement regarding these procedures or any other procedures adopted by the Company with respect to related party transactions.

Exhibits

21.
We note that you have omitted the schedules to the Credit Agreement dated May 16, 2011, which you incorporate by reference from your Form S-4 filed on January 11, 2012. The schedules appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 1.01D sets out the guarantors of the loan. Please advise us why you have not filed the schedules. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

The Company respectfully advises the Staff that it will file the schedules to the Credit Agreement with its next periodic report.

22.	Please tell us what consideration you have given to filing the lease agreements for the company’s “material owned properties” you list on page 24. See Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
February 25, 2013

The Company respectfully advises the Staff that there are no lease agreements related to its material owned properties. With respect to its leased properties, the Company provided substantial disclosure regarding its properties, but does not believe that the Company’s business is substantially dependent on any of the properties. The leased properties consist primarily of office space, the terms of which are standard for the market in which the property is located, and the Company believes it could replace the leased space on substantially the same terms. Further, the Company’s aggregate expense for its lease obligations represents approximately 3% of the Company’s total operating expenses in fiscal year 2012 and the pertinent information regarding our leases and our financial obligations related thereto are sufficiently reflected in various disclosures in our periodic reports, including in the properties and contractual obligations sections, as well as the notes to our financial statements. Therefore, the Company does not believe that a reasonable investor would consider the terms of the leases to be important in making an investment decision, nor does the Company believe that filing a copy of the leases as an exhibit to our periodic reports would significantly alter the total mix of information available.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

EPICOR SOFTWARE CORPORATION

_________________________________
John D. Ireland
Senior Vice President and General Counsel

cc: Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati

Securities and Exchange Commission
February 25, 2013

Exhibit A

Peer Group Companies

Acxiom
Blackbaud
Blackboard
BMC Software
Consona
IFS North America
JDA Software
Kronos
Lawson Software
Manhattan Associates
MicroStrategy
Netsuite
Progress Software
QAD
Red Hat
Rovi
Sage
Salesforce.com
Sybase
Taleo
TIBCO Software
Tyler Technologies
Websense
Wind River Systems